AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

CORPORATE VISION, INC.

(the "Corporation")

The undersigned Oklahoma corporation, for the purpose of amending its certificate of incorporation as provided by Section 1077 of the General Corporation Act, hereby certifies:

  The name of the Corporation is Corporate Vision, Inc. and the original date of incorporation is November 20, 1990.
  The new address of its registered office in the State of Oklahoma is now 3540 East 31st Street, Suite One, Tulsa, Oklahoma 74135 and the name of its new registered agent is Gary Mays, whose address is 3540 East 31st Street, Suite One, Tulsa, Oklahoma 74135.
  Article Fourth of the Corporation's Certificate of Incorporation is amended (hereinafter, the "Increase Amendment") to change the aggregate number of authorized shares, itemized by class, number of shares within a class, and par value per share within a class, as follows:

Class	Number	Par Value Per Share
Common	200,000,000	$0.01
Preferred	1,000,000	$0.01
Total No. Shares	201,000,000	Total Authorized Capital: $2,010,000.00

  At a meeting of the Board of Directors of the Corporation, a resolution was duly adopted setting forth the Increase Amendment, declaring the Increase Amendment to be advisable and calling for a majority consent of the shareholders of the Corporation for consideration thereof, which majority consent was received on August 27, 2001. Accordingly, the Increase Amendment was duly adopted in accordance with Section 1077 of the Oklahoma General Corporation Act.
  At a meeting of the Board of Directors of the Corporation held on April 13, 1998, a resolution was duly adopted authorizing a combination of the outstanding shares of common stock of the Corporation at a ratio of one (1) share of common stock for each 300 shares of common stock issued and outstanding (the "Reverse Split"). The Reverse Split was effective as of April 17, 1998, with all fractional shares issuable as a result of the Reverse Split being rounded up to the nearest whole share. By a resolution dated August 27, 2001, a majority consent of shareholders was received to a resolution ratifying and approving the Reverse Split and the filing of this amendment to the Corporation's Certificate of Incorporation to reflect the Reverse Split as required by Section 1077(A)(c) of the Oklahoma General Corporation Act, and ratifying and approving the Corporation's issuance of one whole share of common stock in lieu of the issuance of fractional shares resulting from the Reverse Split. Accordingly, the Reverse Split was duly adopted in accordance with Section 1077 of the Oklahoma General Corporation Act.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by Gary Mays, its President and Chief Executive Officer, this 4th day of February, 2002.

CORPORATE VISION, INC.

/s/ Gary Mays

Gary Mays, President and Chief Executive Officer